Exhibit 99.1

Corporación América Airports S.A. Reports December 2021 Passenger Traffic

Total passenger traffic continued sequential recovery trend reaching 66.8% of December 2019 traffic.
Strong improvement in Argentina, following the opening of borders. Brazil at over 85.0% of pre-pandemic levels.

LUXEMBOURG--(BUSINESS WIRE)--January 17, 2022--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today a 114.2% YoY increase in passenger traffic in December 2021, and a 33.2% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2020)
Statistics	Dec'21	Dec'20	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	3,008	1,315	128.7%	22,532	14,448	56.0%
International Passengers (thousands)	1,134	384	194.9%	8,238	7,069	16.5%
Transit Passengers (thousands)	544	487	11.5%	4,923	3,702	33.0%
Total Passengers (thousands)	4,686	2,187	114.2%	35,693	25,218	41.5%
Cargo Volume (thousand tons)	32.0	25.6	25.1%	323.5	255.6	26.6%
Total Aircraft Movements (thousands)	57.3	33.2	72.5%	497.2	352.9	40.9%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2019)
Statistics	Dec'21	Dec'19(1)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	3,008	4,093	-26.5%	22,532	47,589	-52.7%
International Passengers (thousands)	1,134	2,193	-48.3%	8,238	28,216	-70.8%
Transit Passengers (thousands)	544	729	-25.4%	4,923	8,353	-41.1%
Total Passengers (thousands)	4,686	7,016	-33.2%	35,693	84,158	-57.6%
Cargo Volume (thousand tons)	32.0	36.4	-12.0%	323.5	424.8	-23.8%
Total Aircraft Movements (thousands)	57.3	71.5	-19.8%	497.2	857.9	-42.0%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in December 2021 grew 1.1x compared to the same period of last year, driven by increases across all countries of operations, particularly in Argentina, reflecting easier comparisons due to tougher travel restrictions in the year ago period and the opening of borders since November 1, 2021. When compared to 2019, overall passenger traffic declined 33.2%, impacted by the COVID-19 pandemic, though consistently improving from the 75.7% decline recorded in April 2021. International and domestic passenger traffic dropped 48.3% and 26.5%, respectively, from pre-pandemic levels of December 2019.

In Argentina, total passenger traffic increased 2.7x YoY. Against December 2019, overall passenger traffic declined 41.0%, with international passenger traffic decreasing 60.5%, showing a sequential recovery driven by the opening of borders on November 1, 2021 and the summer season. This compares with declines of 81.5% and 69.2% in October 2021 and November 2021, respectively, versus 2019. Domestic passenger traffic declined 31.1% compared to 2019, improving sequentially from the declines of 44.4% and 34.3% recorded in October and November, respectively.

In Italy, passenger traffic grew 5.6x YoY and declined 43.0% when compared to December 2019. International passenger traffic experienced a monthly sequential declined, reflecting weaker demand impacted by the Omicron variant. Domestic traffic stood at over 78% of pre-pandemic levels.

In Brazil, total passenger traffic was up 31.2% YoY. Compared to the same month in 2019, overall passenger traffic declined 13.5%, showing a continued strong improvement from the 69.1% drop posted in April 2021, reflecting advanced vaccination roll-out and increased passenger demand. Domestic traffic stood at 94.0% of pre-pandemic levels.

Total passenger traffic in Uruguay increased 3.7x YoY. Against December 2019, passenger traffic was down 45.9%, though still above forecast, showing a slight sequential deceleration when compared to the previous month, when traffic improved strongly after the opening of borders effective November 1, 2021.

In Ecuador, passenger traffic increased almost 1.0x YoY. When compared to the same month of 2019, total traffic in December 2021 declined 24.6% showing a strong improvement since the 64.8% decrease posted last April. International passenger traffic stood at over 85% of pre-pandemic levels, boosted by routes with the US and Panama which are seeing higher passenger traffic than in 2019. Domestic passenger traffic, in turn, declined 34.1% against December 2019.

In Armenia, where the vaccination roll out has improved significantly in the past two to three months, total passenger traffic increased 2.1x YoY. Compared to December 2019, passenger traffic continued with its positive recovery trend reaching almost 93% of pre-pandemic levels.

Cargo Volume and Aircraft Movements

Cargo volume increased 25.1% YoY. When compared to December 2019, total cargo volume dropped 12.0%, mainly driven by decreases of 35.3% in Brazil and 8.2% in Argentina. Importantly, Italy, Armenia and Uruguay reported higher cargo volumes compared to pre-pandemic levels of December 2019.

Aircraft movement increased 72.5% YoY. When compared to December 2019, Aircraft movements declined 19.8%, mainly as a result of a 24.4% decrease in Argentina, which explains 63% of the overall drop. To note, aircraft movement in Uruguay and Brazil stood at 96.6% and 92.2% of December 2019 levels, respectively.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2020)
	Dec'21	Dec'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,132	576	270.3%	13,275	9,960	33.3%
Italy	295	45	560.1%	2,817	1,974	42.7%
Brazil(2)	1,524	1,161	31.2%	12,316	9,092	35.5%
Uruguay	103	22	371.1%	488	610	-19.9%
Ecuador	287	149	92.4%	2,513	1,549	62.2%
Armenia	221	71	212.8%	2,400	826	190.5%
Peru	125	164	-23.8%	1,884	1,208	56.0%
TOTAL	4,686	2,187	114.2%	35,693	25,218	41.5%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	17,459	13,412	30.2%	174,422	143,948	21.2%
Italy	1,609	1,254	28.3%	15,321	13,256	15.6%
Brazil	5,294	5,016	5.5%	60,010	34,857	72.2%
Uruguay(3)	2,980	2,186	36.3%	30,438	28,916	5.3%
Ecuador	2,196	2,097	4.8%	22,982	16,842	36.5%
Armenia	2,274	1,241	83.2%	17,324	15,731	10.1%
Peru	194	387	-49.9%	3,011	2,080	44.8%
TOTAL	32,005	25,593	25.1%	323,508	255,628	26.6%
Aircraft Movements
Argentina	27,885	13,682	103.8%	227,265	155,587	46.1%
Italy	3,681	1,197	207.5%	39,577	30,163	31.2%
Brazil	13,410	10,442	28.4%	117,894	89,445	31.8%
Uruguay	3,030	938	223.0%	17,770	13,045	36.2%
Ecuador	6,067	4,715	28.7%	55,882	41,565	34.4%
Armenia	1,906	780	144.4%	21,312	10,183	109.3%
Peru	1,333	1,471	-9.4%	17,489	12,917	35.4%
TOTAL	57,312	33,225	72.5%	497,189	352,905	40.9%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2019)
	Dec'21	Dec'19	% Var.	YTD'21	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	2,132	3,614	-41.0%	13,275	43,405	-69.4%
Italy	295	517	-43.0%	2,817	8,239	-65.8%
Brazil(2)	1,524	1,761	-13.5%	12,316	19,059	-35.4%
Uruguay	103	190	-45.9%	488	2,182	-77.6%
Ecuador	287	380	-24.6%	2,513	4,497	-44.1%
Armenia	221	238	-7.2%	2,400	3,196	-24.9%
Peru	125	316	-60.4%	1,884	3,579	-47.3%
TOTAL	4,686	7,016	-33.2%	35,693	84,158	-57.6%
(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.
Cargo Volume (tons)
Argentina	17,459	19,011	-8.2%	174,422	227,970	-23.5%
Italy	1,609	1,158	39.0%	15,321	13,192	16.1%
Brazil	5,294	8,180	-35.3%	60,010	91,241	-34.2%
Uruguay(3)	2,980	2,582	15.4%	30,438	29,132	4.5%
Ecuador	2,196	3,043	-27.8%	22,982	38,006	-39.5%
Armenia	2,274	1,906	19.3%	17,324	20,065	-13.7%
Peru	194	509	-61.8%	3,011	5,164	-41.7%
TOTAL	32,005	36,388	-12.0%	323,508	424,769	-23.8%
Aircraft Movements
Argentina	27,885	36,875	-24.4%	227,265	447,247	-49.2%
Italy	3,681	5,016	-26.6%	39,577	78,952	-49.9%
Brazil	13,410	14,541	-7.8%	117,894	161,775	-27.1%
Uruguay	3,030	3,136	-3.4%	17,770	29,662	-40.1%
Ecuador	6,067	7,101	-14.6%	55,882	82,374	-32.2%
Armenia	1,906	2,244	-15.1%	21,312	27,430	-22.3%
Peru	1,333	2,572	-48.2%	17,489	30,473	-42.6%
TOTAL	57,312	71,485	-19.8%	497,189	857,913	-42.0%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2021, Corporación América Airports served 35.7 million passengers, or 42.4% of the 84.2 million passengers served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716